

PRESS RELEASE

FOR IMMEDIATE RELEASE

FOR FURTHER INFORMATION:
Reid French
EVP, Corporate Development
1.256.730.2602
reid.french@intergraph.com

Intergraph Reports Third Quarter 2004 Results; Year-to-Date Operating Income Increases to $24.3 Million from $12.6 Million in Prior Year Period

Company to Amend 2003 Form 10-K and March 2004 & June 2004 Form 10-Q to Correct Error Related to Timing of Revenue Recognition for Early Adopter Program in PPM

HUNTSVILLE, Ala., October 27, 2004 -- Intergraph Corporation (NASDAQ: INGR), a leading global provider of Spatial Information Management (SIM) software, today announced financial results for its third quarter ended September 30, 2004. Revenue for the quarter was $134.7 million, compared to $133.6 million reported in the third quarter of 2003. For the nine months ended September 30, 2004, revenue was $404.9 million, an increase of 6.1% from $381.5 million reported in the same period of 2003.

Operating income for the quarter was $7.6 million, or 5.6% of revenue, compared to $5.5 million, or 4.1% of revenue, reported in the third quarter of 2003. For the nine months ended September 30, 2004, operating income was $24.3 million, or 6.0% of revenue, compared to $12.6 million, or 3.3% of revenue, reported in the same period of 2003.

Net income for the quarter was $1.2 million, or $0.03 per diluted share, compared to $12.9 million, or $0.27 per diluted share, in the third quarter of 2003. For the nine months ended September 30, 2004, net income was $151.6 million, or $4.09 per diluted share, compared to $21.8 million, or $0.45 per diluted share, reported in the same period of 2003. Net income for the first nine months of 2004 includes $202.1 million of pre-tax intellectual property income, net of all fees and expenses.

"Our third quarter financial results underscore our continued progress in expanding operating margins," said Halsey Wise, Intergraph President & CEO. "Our renewed customer-focused orientation and the restructuring actions taken in late 2003 and early 2004 contributed to an operating income increase of 93% in the year-to-date period."

(dollars in millions, except per share data)

	Q3 2004	Q2 2004	Q3 2003	2004	2003	Q4 2004 [a]
		Quarterly Results		Nine Months Ended September 30,		Financial Guidance
Revenue	$134.7	$138.0	$133.6	$404.9	$381.5	$133.1
Year-over-year growth	*0.8%*	*8.4%*	*0.1%*	*6.1%*	*0.6%*	*(7.9%)*
Operating income - before restructuring	$7.6	$9.2	$5.5	$25.1	$12.6	$6.0
Operating margin - before restructuring	*5.6%*	*6.7%*	*4.1%*	*6.2%*	*3.3%*	*4.5%*
Restructuring charges	-	-	-	$0.8	-	-
Operating income	$7.6	$9.2	$5.5	$24.3	$12.6	$6.0
Operating margin	*5.6%*	*6.7%*	*4.1%*	*6.0%*	*3.3%*	*4.5%*
Net income	$1.2	$14.9	$12.9	$151.6	$21.8	
Earnings per diluted share	$0.03	$0.39	$0.27	$4.09	$0.45	

[a] Forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements." Does not reflect impact of potential delivery of SmartPlant 3D Version 5.

Fluctuations in the value of the U.S. dollar in international markets can have a significant impact on the Company's results of operations. The Company estimates that the weakening of the U.S. dollar in its international markets, primarily in Europe, positively impacted revenue in the third quarter of 2004 by approximately 3.0%, negatively impacted operating expenses by approximately 2.0% and improved its quarterly earnings per diluted share by approximately $0.03 in comparison to the third quarter of 2003. In addition, the Company estimates the weakening of the U.S. dollar in the third quarter as compared with the second quarter of 2004 positively impacted revenue by less than 0.5%, negatively impacted operating expenses by less than 0.5%, and improved quarterly net income by approximately $61,000.

The Company's balance sheet reflects a cash balance of $264.7 million and no debt as of September 30, 2004. The cash balance decreased by $89.9 million from $354.6 million at June 30, 2004, primarily due to the $100 million Accelerated Stock Buyback (ASB) executed on July 28, 2004.

Amendment of Q4 2003 and Q1 & Q2 2004 Financial Statements

Intergraph intends to amend its Form 10-K for the year ended December 31, 2003 and its Forms 10-Q for the quarters ended March 31 and June 30, 2004 to correct an accounting error in the revenue recognition of the SmartPlant 3D Early Adopter Program. This program was a limited release of SmartPlant 3D, formally announced by the Company's Process, Power & Marine (PPM) division in January 2003, to permit certain users of our PDS software to gain early access to the SmartPlant 3D application. The accounting error was isolated to this single program within the PPM division. Correcting the error is expected to reduce revenue, operating income, net income and earnings per share over the three quarters by an aggregate amount of $2.3 million, $2.2 million, $1.7 million and $0.04, respectively. The Company expects to record the revenue and profits associated with the Early

Adopter Program upon the delivery of SmartPlant 3D version 5. SmartPlant 3D version 5 is scheduled to be delivered in the fourth quarter of 2004, pending completion of final product certification.

The quarterly financial impact of this accounting adjustment is shown in the following table for both Intergraph and the PPM division.

(dollars in millions, except per share data)

	Q4 2003			Q1 2004			Q2 2004		
	As Reported	Accounting Adjustment	Revised	As Reported	Accounting Adjustment	Revised	As Reported	Accounting Adjustment	Revised
Intergraph:									
Revenue	$145.8	($1.3)	$144.5	$133.0	($0.7)	$132.3	$138.4	($0.4)	$138.0
Operating income - before restructuring	$5.9	($1.2)	$4.8	$9.0	($0.7)	$8.3	$9.5	($0.3)	$9.2
Operating income	$2.0	($1.2)	$0.8	$8.2	($0.7)	$7.5	$9.5	($0.3)	$9.2
Net income	$1.4	($0.9)	$0.5	$136.0	($0.5)	$135.5	$15.2	($0.2)	$14.9
Earnings per share	$0.03	($0.02)	$0.01	$3.59	($0.01)	$3.58	$0.40	($0.01)	$0.39
Process, Power & Marine (PPM):									
Revenue	$36.0	($1.3)	$34.8	$33.7	($0.7)	$33.0	$35.6	($0.4)	$35.2
Operating income - before restructuring	$3.5	($1.2)	$2.3	$4.1	($0.7)	$3.5	$5.8	($0.3)	$5.4
Operating income	$3.5	($1.2)	$2.3	$3.3	($0.7)	$2.7	$5.8	($0.3)	$5.4

"After PPM's internal accounting staff became aware that there was a question regarding the timing of revenue recognition from the Early Adopter Program, we thoroughly reviewed this matter to determine the appropriate course of action," said Halsey Wise, Intergraph President & CEO. "We have determined that it is appropriate to amend our financial results for the fourth quarter of last year as well as the first two quarters of 2004, following consultation with our independent auditors and with the concurrence of our Audit Committee and Board of Directors. This issue was identified and brought forward by our own PPM personnel, and the accounting error is limited to a single marketing program in our PPM division. We have taken specific actions to prevent such events from reoccurring and are committed to further improvements. We at Intergraph place the utmost importance on maintaining the complete trust of our shareholders, customers and employees."

The Company expects to file amended financial statements for the affected periods with the Securities and Exchange Commission prior to filing the Company's Quarterly Report on Form 10-Q for the third quarter of 2004. The final adjustments to correct the accounting error remain subject to the Company's completion of the amended filings.

Business Highlights

– Intergraph Solutions Group (ISG) and Intergraph Public Safety (IPS) were awarded the emergency dispatch system contract for the first interoperable federal and local emergency operations center in the United States at Los Alamos National Lab.

– Intergraph Mapping and Geospatial Solutions (IMGS) was awarded a contract by the Dutch government to geospatially enable the emergency response system for 26 police departments in the Netherlands.

– ISG was awarded $4 million in contracts with the U.S. Army's Fort Bragg Department of Public Works.

– IPS achieved third quarter bookings of $14.9 million, compared to $8.0 million in the third quarter of last year and $8.2 million in the second quarter of 2004. New customer wins included Zurich, Switzerland Municipal Fire and Emergency Medical Services, Palm Beach County, Florida Fire and Rescue and Wichita Falls, Texas Police and Fire.

– Intergraph sold the U.S. operations of its Teranetix division, which provides non-core legacy hardware maintenance and repair services, on October 25, 2004 in accordance with the Company's strategic plan. The sale of Teranetix will not result in a material gain or loss.

Business Unit Performance

The Company believes that providing the operating performance of each of its four core business units is useful to investors. The following tables summarize the results of the business units for the third quarter and the nine months ended September 30, 2004. As a result of the Company's recently completed strategic plan, the financials presented below reflect the transfer of a map production unit, primarily for the Federal government, from IMGS to ISG and the transfer of the Video Analyst unit from ISG to IPS. All financial information presented in this press release reflects these changes.

(dollars in millions)			**Quarter Ended September 30, 2004**			
	IMGS	**PPM**	**ISG**	**IPS**	**Corporate & Eliminations**	**Total Intergraph**
Revenue	$49.6	$35.2	$33.8	$16.6	($0.4)	$134.7
Year-over-year growth	*(10.0%)*	*4.8%*	*1.3%*	*(4.2%)*		*0.8%*
Operating income	$1.5	$4.0	$4.7	$1.7	($4.4)	$7.6
Operating margin	*3.1%*	*11.3%*	*13.9%*	*10.5%*		*5.6%*

(dollars in millions)	Nine Months Ended September 30, 2004					
					Corporate &	Total
	IMGS	PPM	ISG	IPS	Eliminations	Intergraph
Revenue	$151.2	$103.4	$104.5	$51.6	($5.8)	$404.9
Year-over-year growth	*2.0%*	*6.8%*	*3.8%*	*0.4%*		*6.1%*
Operating income - before restructuring	$4.5	$12.9	$16.7	$6.5	($15.5)	$25.1
Operating margin - before restructuring	*3.0%*	*12.5%*	*16.0%*	*12.6%*		*6.2%*
Restructuring charges	-	$0.8	-	-	-	$0.8
Operating income	$4.5	$12.1	$16.7	$6.5	($15.5)	$24.3
Operating margin	*3.0%*	*11.7%*	*16.0%*	*12.6%*		*6.0%*

Intergraph Mapping and Geospatial Solutions (IMGS):

(dollars in millions)				Nine Months Ended		Financial	
	Quarterly Results			September 30,		Guidance	Ending
	Q3 2004	Q2 2004	Q3 2003	2004	2003	Q4 2004 [a]	Backlog
Revenue	$49.6	$51.5	$55.1	$151.2	$148.3	$51.1	$77.9
Year-over-year growth	*(10.0%)*	*10.6%*		*2.0%*		*(12.6%)*	
Operating income (loss)	$1.5	$0.4	$2.0	$4.5	($1.0)	$2.5	
Operating margin	*3.1%*	*0.7%*	*3.6%*	*3.0%*	*(0.7%)*	*4.9%*	

[a] Forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements."

Note: IMGS financials reflect the transfer of a map production unit, primarily for the Federal government, from IMGS to ISG per the Company's recently completed strategic plan.

IMGS revenue for the quarter was $49.6 million, a decrease of 10.0% from the third quarter of the prior year and a sequential decrease of 3.8% from the second quarter of 2004. The revenue decline from the third quarter of 2003 was primarily due to a large U.S. map production contract that is nearing completion in 2004.   Also in the second quarter of 2004, a large system delivery to an international customer was completed. The non-recurring nature of this sale was the primary reason for the third quarter of 2004 sequential decrease in revenue. Operating income for the quarter was $1.5 million, compared to operating income of $2.0 million in the third quarter of the prior year and operating income of $0.4 million in the second quarter of 2004. The operating income decrease from the prior year period was due to the revenue decrease discussed above.   This revenue decline was partially mitigated by improved gross margins and reduced operating expenses in the current quarter. Operating income increased sequentially despite the reduction in revenue due to improved gross margins and reduced operating expenses in the current quarter. IMGS backlog grew by $8.4 million in the third quarter. The increase was primarily the result of several large international contract awards, such as the Dutch Police, an Australian utilities company and a Russian utilities company, and additional orders received for Z/I Imaging Digital Mapping Cameras.

Process, Power & Marine (PPM):

(dollars in millions)

	Quarterly Results			Nine Months Ended September 30,		Financial Guidance
	Q3 2004	Q2 2004	Q3 2003	2004	2003	Q4 2004 [a]
Revenue	$35.2	$35.2	$33.6	$103.4	$96.8	$36.0
Year-over-year growth	*4.8%*	*7.7%*		*6.8%*		*3.6%*
Operating income - before restructuring	$4.0	$5.4	$4.0	$12.9	$12.5	$5.5
Operating margin - before restructuring	*11.3%*	*15.5%*	*12.0%*	*12.5%*	*12.9%*	*15.4%*
Restructuring charges	-	-	-	$0.8	-	-
Operating income	$4.0	$5.4	$4.0	$12.1	$12.5	$5.5
Operating margin	*11.3%*	*15.5%*	*12.0%*	*11.7%*	*12.9%*	*15.4%*

[a] Forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements." Does not reflect impact of potential delivery of SmartPlant 3D Version 5.

PPM revenue for the quarter was $35.2 million, an increase of 4.8% from the third quarter of the prior year and flat with the second quarter of 2004. For the first nine months of 2004, revenue increased 6.8% from the prior year. The year-over-year revenue growth was primarily due to increasing maintenance and services revenue on new products, shipbuilding maintenance from a contract signed in April 2003, and a small currency impact. Operating income was $4.0 million, flat with the third quarter of the prior year and down from $5.4 million in the second quarter of 2004. The sequential decrease in operating income from the second quarter, despite flat revenues, was mainly the result of slightly lower gross margins and higher sales and marketing costs due to PPM's annual user conference, APEX, which was held in Houston, TX during September.

Intergraph Solutions Group (ISG):

(dollars in millions)

	Quarterly Results			Nine Months Ended September 30,		Financial Guidance	Ending
	Q3 2004	Q2 2004	Q3 2003	2004	2003	Q4 2004 [a]	Backlog
Revenue	$33.8	$37.4	$33.3	$104.5	$100.7	$30.7	$70.7
Year-over-year growth	*1.3%*	*4.6%*		*3.8%*		*(16.4%)*	
Operating income	$4.7	$7.5	$2.5	$16.7	$8.6	$2.4	
Operating margin	*13.9%*	*20.1%*	*7.5%*	*16.0%*	*8.5%*	*7.7%*	

[a] Forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements."

Note: ISG financials reflect the transfer of a map production unit, primarily for the Federal government, from IMGS to ISG and the transfer of the Video Analyst unit from ISG to IPS per the Company's recently completed strategic plan.

ISG revenue for the quarter was $33.8 million, which represented a small increase from the third quarter of last year and represents a decline of 9.8% from the second quarter of 2004. The sequential revenue decrease was due to the delivery of products associated with a large international mapping customer that occurred in the second quarter. Operating income for the quarter was $4.7 million, compared to $2.5 million in the third quarter of last year and

$7.5 million in the second quarter of 2004. The sequential decrease in operating income was due to the above mentioned large product shipment in the second quarter. The increase in operating income from the third quarter of last year was the result of improved gross margins in services due to increased utilization and overhead cost reductions. Ending backlog increased from $64.4 million to $70.7 million during the third quarter, reflecting strong services orders from the U.S. Department of Defense.

Intergraph Public Safety (IPS):

(dollars in millions)	Quarterly Results			Nine Months Ended September 30,		Financial Guidance	Ending Backlog
	Q3 2004	Q2 2004	Q3 2003	2004	2003	Q4 2004 [a]	
Revenue	$16.6	$17.8	$17.3	$51.6	$51.4	$17.0	$37.2
Year-over-year growth	*(4.2%)*	*3.7%*		*0.4%*		*(2.5%)*	
Operating income	$1.7	$2.6	$3.8	$6.5	$10.7	$1.0	
Operating margin	*10.5%*	*14.8%*	*21.7%*	*12.6%*	*20.7%*	*5.9%*	

[a] Forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements."

Note: IPS financials reflect the transfer of the Video Analyst unit from ISG to IPS per the Company's recently completed strategic plan.

IPS revenue for the quarter was $16.6 million, a decrease of 4.2% from the third quarter of 2003 and 6.8% from the second quarter of this year. Operating income was $1.7 million, compared to $3.8 million in the third quarter of the prior year and $2.6 million in the second quarter of 2004. The decline in operating income from the same quarter of last year was primarily due to fewer software sales to utility customers, lower gross margins and higher sales and marketing expenses relating to the Company's efforts to grow orders. To seek additional business, IPS has added sales, implementation and R&D resources that have increased costs. The decrease in operating income from the second quarter of this year was due to lower revenue, slightly lower gross margins and higher sales and marketing expenses. Orders for the quarter were $14.9 million, compared to $8.0 million in the third quarter of last year and $8.2 million in the second quarter of 2004. New customer orders for the quarter included Zurich, Switzerland Municipal Fire and Emergency Medical Services, Palm Beach County, Florida Fire and Rescue and Wichita Falls, Texas Police and Fire. The growth in orders resulted in backlog increasing from $33.0 million at June 30, 2004 to $37.2 million at September 30, 2004.

Intellectual Property

The Company possesses an intellectual property (IP) portfolio, which it defends through ongoing licensing and litigation. All income and expenses associated with the IP portfolio, including legal expenses, are classified and reported in the Other Income (Expense), net section of the income statement.

On December 16, 2002, the Company filed a patent infringement action on the Company's Clipper system patents against Dell, Gateway and Hewlett-Packard/Compaq (HP) in the U.S. District Court for the Eastern District of Texas. The Clipper system patents relate to memory management technology.

As previously reported, the Company reached settlements with Dell and Gateway, wherein both companies received a license to the Company's Clipper patents and were dismissed from the Company's OEM case. As a result, HP is the only remaining defendant. HP has asserted various defenses, motions, counterclaims and countersuits against the Company. HP's countersuits include various patent infringement actions filed in the Northern District of California, Eastern District of Texas, Delaware and Germany and cover a diverse set of software and scanner technologies. The Company plans to vigorously defend against HP's countersuits.

Several of HP's defense motions were recently denied by the Trial Court, including motions pertaining to patent exhaustion, limitation of damages and certain invalidity assertions. As a result, the OEM case presently remains scheduled for trial on February 12, 2005, with jury selection scheduled to occur on February 7, 2005.

A scheduling order was entered in the Company's "Super Server" case against HP, setting the case for trial on April 11, 2005. The order also set the SuperServer Markman hearing for December 8, 2004. The parties are presently scheduled to participate in the court directed mediation on November 4 and 5, 2004. The Company's SuperServer patent pertains to the clustering of large numbers of processors in server systems. The SuperServer case is pending in the Eastern District of Texas, where the Company has requested an injunction to stop HP from selling infringing server systems. In response, HP filed a number of affirmative defenses and patent counterclaims. The Court has since severed HP's counterclaims into a separate case set for trial in October 2005.

Further information on the Company's IP licensing and litigation activities, including a full copy of all referenced orders, is available for viewing on Intergraph's Website at www.intergraph.com/ip/.

Non-GAAP Financial Measures

To supplement our financial statements on a GAAP basis, Intergraph reports operating income excluding restructuring charges. The Company believes this non-GAAP financial measure provides investors and management with additional information to evaluate the Company's past financial results and ongoing operational performance. The Company believes this non-GAAP financial measure facilitates making period-to-period comparisons and is an indication of our baseline operating performance. The presentation of this additional information is not meant to be considered in isolation or as a substitute for any measure prepared in accordance with GAAP.

Conference Call and Webcast

– The Time For Intergraph's Third Quarter Earnings Conference Call Has Been Revised To 9:00 A.M. EST On Thursday, October 28, 2004.

Intergraph will provide an online, real-time Webcast and rebroadcast of the third quarter conference call at www.intergraph.com/investors. Listeners will be asked to pre-register and should plan to visit this Website a few minutes before the broadcast begins. The replay will be available shortly after the conference call ends and is expected to remain available online until October 28, 2005. In addition, the replay can be heard by telephone any time before the close of business on November 28, 2004 by calling 1-800-597-8364 and referring to the reservation number 8110283.

About Intergraph

Intergraph is a leading global provider of Spatial Information Management (SIM) software. Governments and businesses in over 60 countries around the world rely on our spatial technology and services to support better and faster operational decisions. Our commitment to the customers and markets we serve, history of innovation and proven solutions span 35 years. Intergraph's stock trades on the NASDAQ stock market under the symbol INGR and the Company can be found on the Web at www.intergraph.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements (all statements other than those made solely with respect to historical fact) within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, the expected amendments to certain reports to correct errors related to the Early Adopter Program, the business outlook of Intergraph Corporation (the "Company"), financial guidance, including any projections about revenues, operating income levels, margins, and market conditions and their anticipated impact on the Company and its vertical business segments; expectations regarding Intergraph's various ongoing litigation proceedings; expectations regarding future results and cash flows; costs associated with the Company's Accelerated Stock Buyback; information regarding the development, timing of introduction, and performance of new products; the Company's ability to win new orders and any statements of the plans, strategies, expectations and objectives of management for future operations. These forward-looking statements are subject to known and unknown risks and uncertainties (some of which are beyond the Company's control) that could cause actual results to differ materially and adversely from those anticipated in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, potential adverse outcomes or rulings in our ongoing efforts to protect our intellectual property, including the Company's claims against Hewlett-Packard Co.™ or their countersuits against the Company, and other ongoing and potential litigation and patent enforcement efforts, potential revisions to the expected accounting adjustments related to the Early Adopter Program; uncertainties regarding the cost and impact of the accounting errors relating to the Early Adopter Program; the ability of the Company to obtain required product certifications and timely deliver SP3D Version 5; the ability, timing, and costs (including the calculation of success and other fees) to enforce and protect the Company's intellectual property rights; potential adverse outcomes in our efforts to improve our operating performance (including uncertainties with respect to the timing and magnitude of any expected improvements); material changes with respect to our business, litigation prospects, or the securities markets (including the market for Intergraph common stock and any adjustment relating to the Accelerated Stock Buyback); risks associated with doing business internationally (including foreign currency fluctuations); worldwide political and economic conditions and changes; the ability to attract or retain key personnel; increased competition; rapid technological change; unanticipated changes in customer requirements; the ability to access the technology necessary to compete in the markets served; risks associated with various ongoing litigation proceedings; and other risks detailed in our press releases or in our annual, quarterly, or other filings with the Securities and Exchange Commission.

Intergraph, the Intergraph logo, SmartPlant, and Z/I Imaging are registered trademarks of Intergraph Corporation. Other brands and product names are trademarks of their respective owners.

Intergraph Corporation
Consolidated Balance Sheets (Unaudited)

(dollars in thousands)

	September 30, 2004	December 31, 2003
Assets:		
Cash and cash equivalents	$264,713	$265,782
Accounts receivable, net	141,771	150,927
Inventories, net	17,996	15,443
Other current assets	106,234	37,673
Total Current Assets	530,714	469,825
Investments in affiliates	9,499	9,499
Capitalized software development costs, net	27,370	29,520
Other assets, net	10,133	12,500
Property, plant and equipment, net	50,455	51,099
Total Assets	$628,171	$572,443
Liabilities and Shareholders' Equity:		
Trade accounts payable	$18,958	$23,052
Accrued compensation	35,229	38,726
Other accrued expenses	41,509	40,835
Billings in excess of sales	49,067	49,970
Income taxes payable	39,198	26,912
Total Current Liabilities	183,961	179,495
Deferred income taxes and other noncurrent liabilities	11,993	14,013
Total Shareholders' Equity	432,217	378,935
Total Liabilities and Shareholders' Equity	$628,171	$572,443

Intergraph Corporation

Consolidated Statements of Operations (Unaudited)

(amounts in thousands, except per share data)

	Quarter Ended September 30,		Nine Months Ended September 30,	
	2004	2003	2004	2003
Revenue:				
Systems	$69,219	$75,357	$210,706	$218,582
Maintenance	35,159	32,441	102,747	96,551
Services	30,300	25,785	91,473	66,350
Total Revenue	134,678	133,583	404,926	381,483
Cost of Revenue:				
Systems	34,864	37,442	105,090	111,819
Maintenance	11,051	12,295	32,107	37,370
Services	21,990	17,877	64,960	48,139
Total Cost of Revenue	67,905	67,614	202,157	197,328
Gross Profit	66,773	65,969	202,769	184,155
Operating Expenses:				
Product development	14,834	16,465	43,881	42,942
Sales and marketing	28,728	24,049	82,940	74,338
General and administrative	15,661	19,970	50,868	54,296
Restructuring charges	-	-	826	-
Total Operating Expenses	59,223	60,484	178,515	171,576
Operating Income	7,550	5,485	24,254	12,579
Other Income (Expense):				
Intellectual property income (expense), net	(8,911)	11,594	202,130	12,589
Gains on sales of assets	-	1,796	-	2,951
Interest income	1,091	1,497	3,040	5,096
Other income (expense), net	239	(303)	807	(672)
Total Other Income (Expense)	(7,581)	14,584	205,977	19,964
Income (Loss) Before Taxes	(31)	20,069	230,231	32,543
Income tax benefit (expense)	1,200	(7,135)	(78,600)	(10,700)
Net Income	$1,169	$12,934	$151,631	$21,843
Earnings Per Share:				
Basic	$0.03	$0.28	$4.26	$0.47
Diluted	$0.03	$0.27	$4.09	$0.45
Weighted Average Shares Outstanding:				
Basic	34,029	46,190	35,623	46,222
Diluted	35,391	48,135	37,107	48,322
Systems orders	$73,500	$63,100	$216,800	$237,400
Services orders	$42,500	$27,400	$106,900	$66,100